Advantest Corporation (FY2009 Q1)

FY2009  First Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended June 30, 2009)
(Unaudited)

July 29, 2009
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	July 31, 2009

(Rounded to the nearest million yen)
1. Consolidated Results of FY2009 Q1 (April 1, 2009 through June 30, 2009)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009 Q1	7,613	(71.2)	(4,517)	－	(3,733)	－	(3,787)	－
FY2008 Q1	26,458	－	(1,826)	－	(299)	－	(152)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2009 Q1	(21.19)		(21.19)
FY2008 Q1	(0.85)		(0.85)
(Note) As Advantest does not have noncontrolling interests, the adoption of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” does not have an impact on Advantest’s consolidated net loss in the first quarter.

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2009 Q1	190,022		158,854		83.6		888.83
FY2008	202,059		163,616		81.0		915.47

 2. Dividends

Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2008	－	25.00	－	5.00	30.00
FY2009	－	N/A	N/A	N/A	N/A
FY2009 (forecast)	N/A	－	－	－	－
(Note) Revision of dividends forecast for this period: None
The dividend forecast for the fiscal year ending March 31, 2010 has not been decided.
Advantest intends to promptly disclose the relevant dividend forecast when such disclosure becomes available.

Advantest Corporation (FY2009 Q1)

3. Projected Results for FY2009 (April 1, 2009 through March 31, 2010)

	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009 Q2 (cumulative term)	17,613	(66.5)	(8,217)	－	(6,933)	－	(7,087)	－
FY2009	－	－	－	－	－	－	－	－

	Net income (loss) per share
		Yen
FY2009 Q2 (cumulative term)	(39.65)
FY2009	－

(Note) Revision of earnings forecast for this period: Yes
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  Semiconductor market analysts predict growing demand for netbooks and notebooks, as well as desktop demand driven by the release of new operating systems in late 2009, and increasing demand for handsets compliant with next-generation high-speed wireless networks. Advantest plans to meet these market trends with a comprehensive range of products. However, it should be noted that semiconductor manufacturers, reorganizing their own businesses in response to a downturn in the global economy, are likely to continue taking a cautious stance on capital investment.  Because of the great difficulty involved in forecasting earnings in such an operating environment, Advantest did not disclose the earnings forecast for the fiscal year ending March 31, 2010 as of April 2009.  At this time, we are able to disclose the earnings forecast for the second quarter of the fiscal year ending March 31, 2010, taking into account trends in orders input received and other factors in the first quarter.  Such earnings forecast is disclosed above.  As to the earnings forecast for the fiscal year ending March 31, 2010, Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest DI Corporation)
(Note) Please see  “Business Results” 4. Others on page 7 for details.

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see  “Business Results” 4. Others on page 7 for details.

(3) Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1) Changes based on revisions of accounting standard: None
2) Changes other than 1) above: None

(4) Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2009 Q1  199,566,770 shares; FY2008  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2009 Q1    20,843,986 shares; FY2008    20,843,298 shares.
3) Average number of outstanding stock for each period (cumulative term):
FY2009 Q1  178,723,064 shares; FY2008 Q1  178,725,896 shares.

Advantest Corporation (FY2009 Q1)

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

For the assumptions on which earnings projections are made and other related matters, please see “Business Results” 3. Prospects for the Upcoming Fiscal Year on page 6-7.

Advantest Corporation (FY2009 Q1)

【Business Results】

1. Analysis of Business Results
Consolidated Financial Results of FY2009 Q1 (April 1, 2009 through June 30, 2009)
(in billion yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	18.2	11.6	(35.9%)
Net sales	26.5	7.6	(71.2%)
Operating income (loss)	(1.8)	(4.5)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(0.3)	(3.7)	－
Net income (loss)	(0.2)	(3.8)	－

In the first quarter, economic stimulus packages implemented by national governments in response to last year’s financial crisis began to take effect, easing pessimism on economic prospects, and reviving consumer goods markets, principally in developing countries. Signs of economic recovery were seen, especially in China, where government intervention stimulated demand for consumer appliances such as flat-screen televisions, and in the semiconductor-related market, the adjustment to excess inventory and production expansion to meet demand boosted semiconductor manufacturers’ utilization rates.
However, higher utilization rates of production facilities have not yet triggered new capital investment, and impact of significantly reduced demand and consumption in the semiconductor industry remain pronounced, reflecting factors such as lower consumer spending. In this environment, manufacturers are maintaining a cautious stance on capital expenditures, and demand for semiconductor test systems, Advantest’s main product, remains weak. Thus, even though orders input received for the first quarter increased sequentially (as compared to the prior quarterly period ended March 31, 2009) to (Y) 11.6 billion (a 35.9% decrease in comparison to the corresponding period of the previous fiscal year), the net sales environment continued to be challenging, leading Advantest to record net sales of (Y) 7.6 billion for the quarter (a 71.2% decrease). The percentage of net sales to overseas customers was 74.0%, compared to 75.5% in the corresponding period of the previous fiscal year.
Advantest has made efforts to improve profitability, including structural reforms launched in fiscal 2008 and continued cost-cutting measures, but primarily due to weak net sales, Advantest recorded an operating loss of (Y) 4.5 billion and a loss before income taxes and equity in loss of affiliated company of (Y) 3.7 billion in the first quarter.

Advantest Corporation (FY2009 Q1)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

(in billion yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	10.0	7.4	(26.0%)
Net sales	17.0	4.1	(76.1%)
Operating income (loss)	0.7	(2.8)	－

In the Semiconductor and Component Test Systems segment, semiconductor manufacturers’ cautious stance on capital expenditures sharply impacted Advantest’s results for both memory and non-memory test systems.
In the memory industry, some improvement was seen in weak markets, such as signs of investment in DDR3-SDRAM markets, and increased demand for flash memory for new mobile phones, but this did not amount to a broad-based recovery that would support investment in new semiconductor test system equipment for volume production.
In non-memory, while the market remained broadly weak, there was comparative strength in demand for test systems for next generation microprocessors used in PCs. But the recovery did not extend to the consumer and automotive segments that increasingly drive semiconductor sales, and capital investment in test systems for automotive ICs, LCD driver ICs, and consumer ICs stayed at a low level.
As a result of the above, orders input received was (Y) 7.4 billion (a 26.0% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 4.1 billion (a 76.1% decrease) and operating loss was (Y) 2.8 billion.

<Mechatronics System Segment>

(in billion yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.3	1.7	(59.7%)
Net sales	5.2	1.4	(74.0%)
Operating income (loss)	(1.4)	(1.0)	－

Semiconductor manufacturers’ continued reluctance in making new investments in test systems also affected demand for test handlers and device interface products, which are used together with test systems.
As a result of the above, orders input received was (Y) 1.7 billion (a 59.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 1.4 billion (a 74.0% decrease) and operating loss was (Y) 1.0 billion.

Advantest Corporation (FY2009 Q1)

<Services, Support and Others Segment>

(in billion yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.1	2.5	(40.2%)
Net sales	4.4	2.2	(49.3%)
Operating income (loss)	0.4	0.3	(37.9%)

This segment also experienced the impact of the weak demand for test systems, as well as a lower demand for maintenance services primarily due to lower equipment utilization rates at semiconductor manufacturing facilities, orders input received was (Y) 2.5 billion (a 40.2% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 2.2 billion (a 49.3% decrease) and operating income was (Y) 0.3 billion (a 37.9% decrease).

2.  Analysis of Financial Condition
Total assets at June 30, 2009 amounted to (Y) 190.0 billion, a decrease of (Y) 12.0 billion compared to March 31, 2009, primarily due to decreases in cash and cash equivalents and short-term investments. The amount of total liabilities was (Y) 31.2 billion, a decrease of (Y) 7.3 billion compared to March 31, 2009, primarily due to decreases in other accounts payable and accrued expenses. Stockholders’ equity was (Y) 158.9 billion. Equity to assets ratio was 83.6%, an increase of 2.6 percentage point from March 31, 2009.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2009 were (Y) 102.2 billion, a decrease of (Y) 3.2 billion from March 31, 2009. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 11.2 billion. This amount was primarily attributable to net loss of (Y) 3.8 billion and decrease in other accounts payable due to the payments of early retirement program in the amount of (Y) 5.6 billion.
Net cash provided by investing activities was (Y) 9.0 billion. This amount was primarily attributable to decreases in short-term investments in the amount of (Y) 9.5 billion and purchases of property, plant and equipment in the amount of (Y) 0.5 billion.
Net cash used in financing activities was (Y) 0.9 billion. This amount was primarily attributable to dividend payments in the amount of (Y) 0.9 billion.

3.  Prospects for the Upcoming Fiscal Year
Semiconductor market analysts predict growing demand for netbooks and notebooks, as well as desktop demand driven by the release of new operating systems in late 2009, and increasing demand for handsets compliant with next-generation high-speed wireless networks. Advantest plans to meet these market trends with a comprehensive range of products. However, it should be noted that semiconductor manufacturers, reorganizing their own businesses in response to a downturn in the global economy, are likely to continue taking a cautious stance on capital investment.
In this operating environment, Advantest will continue to seek improved results by focusing on developing products that meet customers’ needs and delivering them in a timely fashion. Adventest will also sustain its focus on cutting costs to enhance profitability.

Advantest Corporation (FY2009 Q1)

For the six months ending September 30, 2009, Advantest forecasts net sales of (Y) 17.6 billion, an operating loss of (Y) 8.2 billion, a loss before income taxes and equity in loss of affiliated company of (Y) 6.9 billion and a net loss of (Y) 7.1 billion.

4.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Excluded  1: Advantest DI Corporation
Advantest DI Corporation was merged with Advantest Manufacturing, Inc. which is Advantest’s subsidiary on April 1, 2009.

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the tax effect of a valuation allowance expected to be necessary for a deferred tax assets must be projected.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2009 Q1)

5. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	June 30, 2009	March 31, 2009

Current assets:
Cash and cash equivalents	¥102,222	105,455
Short-term investments	15,492	25,114
Trade receivables, net	8,275	10,415
Inventories	11,756	9,737
Other current assets	7,403	6,586

Total current assets	145,148	157,307

Investment securities	7,401	6,679
Property, plant and equipment, net	33,269	33,974
Intangible assets, net	1,425	1,470
Other assets	2,779	2,629

Total assets	¥190,022	202,059

Advantest Corporation (FY2009 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	June 30, 2009	March 31, 2009

Current liabilities:
Trade accounts payable	4,578	4,767
Other accounts payable	667	6,409
Accrued expenses	4,355	6,043
Accrued warranty expenses	2,642	2,811
Other current liabilities	2,127	1,507

Total current liabilities	14,369	21,537

Accrued pension and severance costs	14,244	13,996
Other liabilities	2,555	2,910

Total liabilities	31,168	38,443

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,322	40,320
Retained earnings	190,167	194,848
Accumulated other comprehensive income (loss)	(14,669)	(14,587)
Treasury stock	(89,329)	(89,328)

Total stockholders’ equity	158,854	163,616

Total liabilities and stockholders’ equity	¥190,022	202,059

Advantest Corporation (FY2009 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009

Net sales	¥26,458	7,613
Cost of sales	12,710	3,361

Gross profit	13,748	4,252

Research and development expenses	6,732	4,411
Selling, general and administrative expenses	8,842	4,358

Operating income (loss)	(1,826)	(4,517)

Other income (expense):
Interest and dividends income	687	240
Interest expense	(3)	(1)
Other, net	843	545

Total other income (expense)	1,527	784

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(299)	(3,733)

Income tax expense (benefit)	(178)	8
Equity in earnings (loss) of affiliated company	(31)	(46)

Net income (loss)	¥(152)	(3,787)

	Yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009

Net income (loss) per share:
Basic	¥(0.85)	(21.19)
Diluted	(0.85)	(21.19)

Advantest Corporation (FY2009 Q1)

(3) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009

Cash flows from operating activities:
Net income (loss)	¥(152)	(3,787)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,267	940
Deferred income taxes	(1,146)	(270)
Stock option compensation expense	—	2
Changes in assets and liabilities:
Trade receivables	7,737	2,119
Inventories	455	(2,062)
Trade accounts payable	(3,432)	(142)
Other accounts payable	759	(5,580)
Accrued expenses	(2,710)	(1,710)
Accrued warranty expenses	(436)	(178)
Accrued pension and severance costs	(122)	242
Other	(697)	(795)

Net cash provided by (used in) operating activities	2,523	(11,221)

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	9,515
Proceeds from sale of non-marketable investment securities	34	—
Proceeds from sale of property, plant and equipment	42	7
Purchases of intangible assets	(65)	(11)
Purchases of property, plant and equipment	(1,537)	(472)
Other	(3)	(77)

Net cash provided by (used in) investing activities	(1,529)	8,962

Cash flows from financing activities:
Dividends paid	(4,209)	(853)
Other	(1)	(2)

Net cash used in financing activities	(4,210)	(855)

Net effect of exchange rate changes on cash and cash equivalents	2,786	(119)

Net change in cash and cash equivalents	(430)	(3,233)

Cash and cash equivalents at beginning of period	147,348	105,455

Cash and cash equivalents at end of period	¥146,918	102,222

Advantest Corporation (FY2009 Q1)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

1. Business Segment Information

	Yen (Millions)
	Three months ended June 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	16,883	5,212	4,363	－	26,458
Inter-segment sales	84	9	－	(93)	－
Sales	16,967	5,221	4,363	(93)	26,458
Operating income (loss) before stock option compensation expense	681	(1,426)	437	(1,518)	(1,826)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					(1,826)

	Yen (Millions)
	Three months ended June 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	4,047	1,356	2,210	－	7,613
Inter-segment sales	4	－	－	(4)	－
Sales	4,051	1,356	2,210	(4)	7,613
Operating income (loss) before stock option compensation expense	(2,822)	(951)	271	(1,013)	(4,515)
Adjustment:
Stock option compensation expense					2
Operating income (loss)					(4,517)

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

Advantest Corporation (FY2009 Q1)

2. Consolidated Net Sales by Geographical Areas

Yen (Millions)
Three months ended June 30, 2008

Japan	6,489
Americas	2,835
Europe	420
Asia	16,714

Total	26,458

Yen (Millions)
Three months ended June 30, 2009

Japan	1,976
Americas	1,138
Europe	1,052
Asia	3,447

Total	7,613

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1)	Americas	U.S.A., Republic of Costa Rica, etc.
(2)	Europe	Israel, Germany, Ireland, Portugal, etc.
(3)	Asia	South Korea, Taiwan, China, etc.

(6) Notes on Significant Changes to Stockholders’ Equity: None